SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

Novell, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

670006105
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [x]
    (b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
11,894,134

8SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
11,894,134

10.SHARED DISPOSITIVE POWER
                                0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
11,894,134

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14.TYPE OF REPORTING PERSON*
                                PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [x]
    (b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
12,805,866

9.SOLE DISPOSITIVE POWER
                                0

10.SHARED DISPOSITIVE POWER
12,805,866

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
12,805,866

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14.TYPE OF REPORTING PERSON*
                                PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [x]
    (b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
12,805,866

9.SOLE DISPOSITIVE POWER
                                0

10.SHARED DISPOSITIVE POWER
12,805,866

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
12,805,866

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14.TYPE OF REPORTING PERSON*
                                PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of Novell, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of August 8, 2010 and amends and supplements the Schedule 13D filed on February 12, 2010, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Elliott individually beneficially owns 11,894,134 shares of Common Stock, which constitute 3.4% of all of the outstanding shares of Common Stock.  The 11,894,134 shares of Common Stock owned by Elliott are owned through The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”), which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 12,805,866 shares of Common Stock, which constitute 3.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 24,700,000 shares of Common Stock constituting 7.1% of all of the outstanding shares of Common Stock, and an economic interest in additional 1.5% of the outstanding shares of Common Stock as further described in Item 6 below.

ITEM 4.Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

Elliott entered into a non disclosure agreement with the Issuer on August 6, 2010 (the “Letter Agreement”), pursuant to which Elliott also agreed to customary standstill provisions.  The standstill provisions are for a period of sixty (60) days, subject to earlier termination upon the occurrence of certain events.

ITEM 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott (through Liverpool) and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) with respect to 2,087,558 and 3,131,338 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.6% and 0.9% of the shares of Common Stock of the Issuer, respectively).  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

There are no other contracts, arrangement, understandings or relationships with respect to the securities of the Issuer other than the Letter Agreement discussed in Item 4.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 10, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/Elliot Greenberg
Elliot Greenberg
Vice President